

Mailstop 3233

August 29, 2018

<u>Via E-mail</u>
David Smetana
Chief Financial Officer
Mack-Cali Realty Corporation
Mack-Cali Realty, L.P.
Harborside 3
210 Hudson Street
Suite 400
Jersey City, New Jersey, 07311

> **Re: Mack-Cali Realty Corporation**
> **Mack-Cali Realty, L.P.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2017**
> **Filed February 21, 2018**
> **File No. 001-13274 and 333-57103-01**
> **Form 8-K filed May 2, 2018**
> **File No. 001-13274**

Dear Mr. Smetana:

We have reviewed your August 14, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

<u>Form 8-K filed May 2, 2018</u>

<u>General</u>

1. We note your response to comment two from our letter dated August 1, 2018 and that the NOI measures you present in your supplemental package exclude additional items from NOI as presented in your segment footnote. Please revise future exhibits to reconcile all

David Smetana
Mack-Cali Realty Corporation
Mack-Cali Realty, L.P.
August 29, 2018
Page 2

NOI measures presented to the most directly comparable GAAP financial measure. Refer to Item 100(a) of Regulation G.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or me at 202-551-3295 if you have questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities